SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 2)



Cyanotech Corporation
(Name of Issuer)


Common Stock
 (Title of Class of Securities)


232437202
(CUSIP Number)


Check the following box if a fee is being paid with this statement [ ].



CUSIP No. 232437202


13G

Page    2    of    6    Pages



  1

Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

	Northern Trust Corporation			36-2723087
	The Northern Trust Company			36-1561860


  2

Check the appropriate box if a member of a group

	Not Applicable	(a)	[ ]
		(b)	[ ]


  3

S.E.C. use only


  4

Citizenship or place of organization

Northern Trust Corporation--a Delaware corporation with principal offices in Chicago, Illinois



Number of shares beneficially owned by each reporting person with:


  5
Sole Voting Power

	    7,217


  6
Shared Voting Power

	500

  7
Sole Dispositive Power

	5,717


  8
Shared Dispositive Power

	0

  9

Aggregate amount beneficially owned by each reporting person

	7,717

10

Check box if the aggregate amount in Row (9) excludes certain shares.


	Not Applicable

11

Percent of class represented by amount in Row 9

	 0.37


12

Type of reporting person


	Northern Trust Corporation  HC

SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with statement [ ].

1.	(a)	Cyanotech Corporation
		(Name of Issuer)

(b) 73-4460 Queen Kaahumanu Hwy., Suite 102, Kailua-Kona, HI 96740
		(Address of Issuer's Principal Executive Office)

2.	(a)	Northern Trust Corporation
		(Name of Person Filing)

	(b)	50 South LaSalle Street, Chicago, Illinois 60675
		(Address of Person Filing)

	(c)	U.S. (Delaware Corporation)
		(Citizenship)

	(d)	Common Stock, $0.01 Par
		(Title of Class of Securities)

	(e)	232437202
		(CUSIP Number)

3.This statement is being filed by Northern Trust Corporation as a Parent Holding Company in accordance with S240.13d-1(b) (1) (ii) (G).

4.	(a)	  7,717
		(Amount Beneficially Owned)

	(b)	    0.37
		(Percent of Class)

	(c)	Number of shares as to which such person has:

		(i)	                 7,217
			(Sole Power to Vote or to Direct the Vote)

		(ii)	                500
			(Shared Power to Vote or to Direct the Vote)

		(iii)	                5,717
			(Sole Power to Dispose or Direct Disposition)

		(iv)	               0
			(Shared Power to Dispose or Direct Disposition)




5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ X ]

6.	Statement regarding ownership of 5 percent or more on behalf of another:


7.	Parent Holding Company reporting on behalf of the following subsidiaries, all of which are banks as defined in Section 3(a) (6) of the Act:

	The Northern Trust Company
	50 South LaSalle Street
	Chicago, IL  60675


8.	Identification and Classification of Members of the Group.

Not Applicable.

9.	Notice of Dissolution of Group.

Not Applicable.

10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief,I certify that the information set forth in this statement is true,complete and correct.

							NORTHERN TRUST CORPORATION



By:  	________________________________________
	Orie L. Dudley, Jr.
	Executive Vice President and Chief Investment Officer

Dated:	10-07-04